Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-140048 and 333-140049 on Form S-3 and Registration Statement No. 333-139661 on Form S-8 of Spectra Energy Corp, of our report dated April 2, 2007, relating to the financial statements and financial statement schedule of Spectra Energy Capital, LLC (formerly Duke Capital LLC), (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of a new accounting standard and the contribution of the member’s equity of Spectra Energy Capital, LLC by its parent, Duke Energy Corporation, to Spectra Energy Corp as a result of Duke Energy Corporation’s spin-off of the natural gas businesses effective January 2, 2007) appearing in this Annual Report on Form 10-K of Spectra Energy Corp for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

April 2, 2007